UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ) *

GLOBALOPTIONS GROUP, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

37946D209

(CUSIP Number)

Rick A. Werner, Esq.

Haynes and Boone, LLP

30 Rockefeller Plaza, 26th Floor

New York, New York 10112

(212) 659-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 2, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37946D209
1. Names of Reporting Persons. Genesis Opportunity Fund, L.P.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 1,535,529
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,535,529
11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,535,529
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 24.8%
14. Type of Reporting Person (See Instructions) PN
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CUSIP No. 37946D209
1. Names of Reporting Persons. Genesis Asset Opportunity Fund, L.P.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 173,300
9. Sole Dispositive Power 0
10. Shared Dispositive Power 173,300
11. Aggregate Amount Beneficially Owned by Each Reporting Person 173,300
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 2.8%
14. Type of Reporting Person (See Instructions) PN
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CUSIP No. 37946D209
1. Names of Reporting Persons. Genesis Capital Advisors LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 1,708,829
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,708,829
11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,708,829
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 27.6%
14. Type of Reporting Person (See Instructions) IA, CO

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CUSIP No. 37946D209
1. Names of Reporting Persons. Genesis Capital GP LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 173,300
9. Sole Dispositive Power 0
10. Shared Dispositive Power 173,300
11. Aggregate Amount Beneficially Owned by Each Reporting Person 173,300
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 2.8%
14. Type of Reporting Person (See Instructions) CO

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Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.01 per share (“Common Stock”), of GlobalOptions Group, Inc., a Delaware corporation (the “Company”). The address of the principal executive offices of the Company is 415 Madison Avenue, 17th Floor, New York, New York 10017.

Item 2. Identity and Background.

(a) The names of the persons filing this Schedule 13D are Genesis Opportunity Fund, L.P., a Delaware limited partnership (“Genesis Opportunity Fund”), Genesis Asset Opportunity Fund, L.P., a Delaware limited partnership (“Genesis Asset Opportunity Fund”), Genesis Capital Advisors LLC, a Delaware limited liability company (“Genesis Capital Advisors”), and Genesis Capital GP LLC, a Delaware limited liability company (“Genesis Capital GP”). Genesis Opportunity Fund, Genesis Asset Opportunity Fund, Genesis Capital Advisors and Genesis Capital GP are collectively referred to in this Schedule 13D as the “Reporting Persons.”

(b) The principal business address of the Reporting Persons is 1212 Avenue of the Americas, 19th Floor, New York, New York 10036.

(c) This Schedule 13D is filed on behalf of Genesis Opportunity Fund, Genesis Asset Opportunity Fund, Genesis Capital Advisors and Genesis Capital GP. Genesis Opportunity Fund and Genesis Asset Opportunity Fund are the record and direct beneficial owners of the securities covered by this statement. Genesis Capital Advisors is the investment adviser and general partner of Genesis Opportunity Fund and the investment adviser of Genesis Asset Opportunity Fund, and may be deemed to beneficially own securities owned by each of Genesis Opportunity Fund and Genesis Asset Opportunity Fund. Genesis Capital GP is the general partner of, and may be deemed to beneficially own certain securities owned by, Genesis Asset Opportunity Fund. The principal business of Genesis Opportunity Fund and Genesis Asset Opportunity Fund is purchasing, holding and selling securities for investment purposes. The principal business of Genesis Capital Advisors is investment management. The principal business of Genesis Capital GP is serving as the general partner of Genesis Asset Opportunity Fund.

(d) and (e) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

(f) Each of the Reporting Persons is organized under the laws of the State of Delaware.

The information, if any, called for by Items 2-6, inclusive, of Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement (the “Listed Persons”) is included in Exhibit 99.1 hereto or otherwise herein. The information contained in Exhibit 99.1 hereto and each other Item herein is incorporated by reference in answer or partial answer to this Item.

Item 3. Source and Amount of Funds or Other Consideration.

Genesis Opportunity Fund acquired 1,535,529 shares of Common Stock for an aggregate purchase price of $4,697,239.49 using general working capital. Genesis Asset Opportunity Fund acquired 173,300 shares of Common Stock for an aggregate purchase price of approximately $524,930 using general working capital.

Item 4. Purpose of the Transaction.

The Company is a “shell company” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). According to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011, the Company’s current intention is to acquire, through a merger, share exchange, asset acquisition, plan of arrangement, recapitalization, reorganization or similar business combination, one or more operating businesses, or control of such operating businesses through contractual arrangements. The Company states that it will affirmatively pursue an acquisition strategy for a period of six months, and if unable to effectively identify and conclude a transaction, then it will reevaluate the acquisition strategy to determine whether the Company should continue to pursue such acquisition strategy. The shares of Common Stock covered by this statement were acquired with knowledge of the Company’s current strategy, as described above, in the belief that the Reporting Persons would benefit from the consummation of such a transaction.

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In connection with the Reporting Persons’ acquisition of the Common Stock, on March 27, 2012, Genesis Capital Advisors, Genesis Opportunity Fund and Genesis Asset Opportunity Fund entered into a Support Agreement with the Company. The Support Agreement is described under Item 6, and such description is incorporated by reference herein. In accordance with the Support Agreement, the Reporting Persons designated two directors who were appointed to the Company’s board of directors on April 2, 2012. The board is obligated to nominate and recommend the election of these designees, and to solicit proxies to such effect, in connection with stockholder elections.

The Reporting Persons have had and, from time to time will likely continue to have, discussions with representatives of the Company regarding various matters relating to the Company, including, without limitation, the composition of the Company’s board of directors, potential transactions that the Company may consider in accordance with its current strategy, and any change in the Company’s strategy. To the extent permitted by the Support Agreement, the Reporting Persons may also have conversations with other stockholders of the Company. In the course of such conversations with members of management, the board of directors and other stockholders, the Reporting Persons may suggest or lend their support to actions that could result in, among other things: (a) the acquisition by the Reporting Persons of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) changes in the present board of directors or management of the Company; (e) a material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s certificate of incorporation or bylaws or other actions which may impede the acquisition of control of the Company by any person; (h) causing any class of the Company’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

In addition, the Reporting Persons also intend to review their investment in the Company on a continuing basis. Depending on various factors, including, without limitation, the Company’s financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Company’s board of directors, changes to the composition of the board of directors, price levels of the common stock and other securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate and to the extent permitted by the Support Agreement, the Company’s Rights Agreement, dated as of September 7, 2010, as amended (the “Rights Agreement”), by and between the Company and Continental Stock Transfer & Trust Company and Delaware law including, without limitation, (i) purchasing additional securities of the Company in open market or privately negotiated transactions; (ii) selling all or part of the securities of the Company owned by such Reporting Person in open market or privately negotiated transactions; and/or (iii) one or more combinations of the foregoing. Any open market or privately negotiated purchases or sales, acquisition recommendations or proposals or other transactions may be made at any time without prior notice.

Except to the extent that the foregoing may be deemed to be a plan or proposal, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies, or other factors, the Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Company or the Common Stock, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that any of the Reporting Persons will take any of the actions set forth above.

The information, if any, called for by Items 2-6, inclusive, of Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement is included in Exhibit 99.1 hereto or otherwise herein. The information contained in Exhibit 99.1 hereto and each other Item herein is incorporated by reference in answer or partial answer to this Item.

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Item 5. Interest in Securities of the Issuer.

(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.

Each Reporting Person may be deemed to be a member of a group with respect to the Company or securities of the Company for the purposes of Section 13(d) or 13(g) of the Exchange Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Company or otherwise with respect to the Company or any securities of the Company or (ii) a member of any syndicate or group with respect to the Company or any securities of the Company.

(b) Number of shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

(c) Transactions in the class of securities reported on that were effected during the past sixty days by the Reporting Persons and, to the Reporting Persons’ knowledge, the Listed Persons are described below.

Transaction Date	Effecting Person(s)	Shares Acquired	Shares Disposed	Price Per Share(1)	Description of Transaction
2/14/12	Genesis Asset Opportunity Fund L.P.	23,300	0	$2.89	Open Market
2/15/12	Genesis Asset Opportunity Fund L.P.	150,000	0	$3.05	Open Market
2/15/12	Genesis Opportunity Fund L.P.	150,000	0	$3.05	Open Market
3/29/12	Genesis Opportunity Fund L.P.	1,385,529	0	$3.05	Private Transfer

(1)	Includes brokerage commissions in per share prices with respect to the open market purchases.

(d)   Not applicable.

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(e)   Not applicable.

The information, if any, called for by Items 2-6, inclusive, of Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement is included in Exhibit 99.1 hereto or otherwise herein. The information contained in Exhibit 99.1 hereto and each other Item herein is incorporated by reference in answer or partial answer to this Item.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Support Agreement

On March 27, 2012, Genesis Capital Advisors, Genesis Opportunity Fund and Genesis Asset Opportunity Fund (the “Genesis Support Agreement Parties”) entered into a Support Agreement (the “Support Agreement”) with the Company. Pursuant to the Support Agreement, the Genesis Support Agreement Parties agreed to vote all of the shares of Common Stock owned by them and their affiliates in favor of the election of all director nominees recommended by the Company’s board of directors at the Company’s 2012 annual meeting of stockholders and in response to other requests for approval of such directors solicited prior to the earlier of the 18 month anniversary of the Support Agreement or the consummation of a change of control of the Company.

In accordance with the Support Agreement, as a condition to the Genesis Support Agreement Parties’ obligations thereunder, the Company’s board of directors adopted certain resolutions providing that (i) the Genesis Support Agreement Parties, together with their affiliates, are not deemed to be an “Acquiring Person” for the purposes of the Rights Agreement unless and until the Genesis Support Agreement Parties become the “Beneficial Owner” (as defined under the Rights Agreement) of more than 35% of the Common Stock, and (ii) the Company’s board approved, solely for the purposes of Section 203 of the Delaware General Corporation Law, the acquisition of additional shares of the Common Stock by the Genesis Support Agreement Parties. The Support Agreement also provides that if at any time the Genesis Support Agreement Parties beneficially own less than 25% of the Common Stock and then at anytime increase their beneficial ownership over 25% they would be deemed an “Acquiring Person” and if at any time the Genesis Support Agreement Parties beneficially own less than 10% of the Common Stock and then at anytime increase their beneficial ownership over 10% they would be deemed an “Acquiring Person.”

The Support Agreement further required the Company’s board of directors to expand its size to a total of six members and appoint two designees of the Genesis Support Agreement Parties to serve as directors (the “Stockholder Designees”). The board is further obligated to nominate and recommend the election of the Stockholder Designees, and to solicit proxies to such effect. The Support Agreement further provides that, should the Genesis Support Agreement Parties beneficially own less than 22% of the Common Stock, the Genesis Support Agreement Parties will only retain authority to appoint one Stockholder Designee and should the Genesis Support Agreement Parties beneficially own less than 10% of the Common Stock, the Genesis Support Agreement Parties will retain no authority to appoint any Stockholder Designees. The Company’s board was expanded and Kenneth Polinsky and Eli Dominitz were appointed as directors in accordance with the Support Agreement on April 2, 2012.

The Support Agreement contains certain standstill restrictions, effective as of the date of the Support Agreement and expiring on the earlier of the 18 month anniversary of the Support Agreement or the consummation of a change of control of the Company. Specifically, unless mutually agreed otherwise in writing by the Company and the Genesis Support Agreement Parties, the Genesis Support Agreement Parties and their affiliates and representatives (other than any director of the Company) may not:

•	effect, seek, offer, propose or cause or participate in any discussions or negotiations regarding, or assist, encourage or seek to persuade, any other person or entity to effect, seek, offer or propose or participate in any discussions or negotiations regarding: (i) any tender offer or exchange offer involving the Common Stock, not including any tender offer made by the Company; (ii) any recapitalization, restructuring, dividend, distribution, self tender, stock repurchase, liquidation, dissolution or other extraordinary transaction with or involving the Company or any of its subsidiaries or any portion of their business or assets, except for a merger, consolidation, share exchange, business combination or sale of assets if (A) the Genesis Support Agreement Parties refrain from making any public disclosures regarding such a transaction in a broad, non-exclusionary manner and (B) the Company’s board has not asked the Genesis Support Agreement Parties, in writing and pursuant to a duly adopted resolution, to cease such activities with respect to a particular transaction after its presentation to the board; or (iii) any solicitation of proxies or written consents with respect to the Company or any action resulting in such person or entity becoming a participant in any solicitation of proxies or written consents with respect to the Company;

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•	except as provided for in the Support Agreement, submit any nominee for election to the Company’s board or any other proposal for consideration at any annual or special meeting of the stockholders of the Company;

•	seek to advise, encourage, support or influence any person with respect to the voting or disposition of any securities of the Company in connection with the election of directors or any other proposal contrary to the recommendation of the Company’s board;

•	form, join or in any way participate in any “group” (other than a “group” comprised of solely affiliates) pursuant to Rule 13d-5 under the Exchange Act with respect to any securities of the Company;

•	seek to call any meeting of the holders of the Common Stock, amend any provision of the certificate of incorporation or the bylaws of the Company, reconstitute the composition of the Company’s board or control the management or policies of the Company;

•	take any action that could reasonably be expected to force the Company to make any public disclosure with respect to any of the types of matters described above, or announce any intention to take any action of the type described above; or

•	enter into any negotiations, arrangements or understandings with any person or entity other than the Company with respect to any of the foregoing, or advise, assist, or seek to persuade others to take any action with respect to any of the foregoing.

Additionally, the Support Agreement restricts the Genesis Support Agreement Parties’ ability to transfer certain shares, expiring on the earlier of December 31, 2012 or the consummation of a change of control of the Company (the “End Date”). Except as set forth below, until the End Date, the Genesis Support Agreement Parties may not sell, transfer, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, encumbrance, assignment or other disposition of, or limitation on the voting rights of, 1,385,529 shares of Common Stock or grant any proxies or powers of attorney with respect to such shares, deposit any such shares into a voting trust or enter into a voting agreement with respect to such shares. However, the Genesis Support Agreement Parties may, prior to the date of a change of control, sell, transfer, pledge, encumber, assign or otherwise dispose of the designated shares in blocks of 5% or more of the then issued and outstanding shares of Common Stock to any party who agrees in writing with the Company to be bound by all of the of the terms of the Support Agreement, and following the six month anniversary of the Support Agreement, may also sell, transfer, pledge, encumber, assign or otherwise dispose of the designated shares in blocks of less than 5% of the then issued and outstanding shares of Common Stock of the Company (A) in privately negotiated transactions where any transferee or pledgee of such shares will not following such disposition beneficially own more than 5% of the then issued and outstanding shares of Common Stock, and (B) in transactions on a nationally recognized exchange or a nationally recognized over-the-counter market, so long as the Genesis Support Agreement Parties do not know that any acquirer of such shares following such transaction will be the beneficial owner of more than 5% of the then issued and outstanding shares of Common Stock.

Registration Rights Agreement

On March 27, 2012, Genesis Opportunity Fund and Genesis Asset Opportunity Fund (the “Holders”) entered into a Registration Rights Agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Company agreed to file a registration statement covering the resale of the shares of Common Stock held by the Holders by April 20, 2012 and to use commercially reasonable efforts to cause such registration statement to be declared effective within 150 days following the date of the Registration Rights Agreement and remain effective until the earlier of (i) such time as all of the Holders’ registered shares have been sold, or (ii) three years from the effective date of the Registration Rights Agreement. The Registration Rights Agreement obligates the Company to bear all fees and expenses incident to the performance of and compliance with its obligations under the Registration Rights Agreement regardless of whether or not any securities are sold pursuant to any registration statement filed pursuant to the Registration Rights Agreement. The Company is obligated to indemnify, defend and hold harmless any Holder or affiliates, directors or employees thereof for losses, claims, damages, liabilities and costs arising from violations of the law or the agreement, or any misstatement or omission of a material fact, perpetrated by the Company relating to any registration statement filed pursuant to the Registration Rights Agreement. The Holders are obligated to indemnify defend and hold harmless the Company and its directors, employees and agents for losses arising from any misstatement or omission of a material fact perpetrated by the Holders relating to any registration statement filed pursuant to the Registration Rights Agreement, subject to certain limitations.

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The foregoing descriptions of the Support Agreement and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the Support Agreement and the Registration Rights Agreement, which are incorporated herein by reference to Exhibits 99.3 and 99.4, respectively.

Except as otherwise described herein, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons has any legal or other contract, arrangement, understanding, or relationship with any other person with respect to any securities of the Company.

The information, if any, called for by Items 2-6, inclusive, of Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement is included in Exhibit 99.1 hereto or otherwise herein. The information contained in Exhibit 99.1 hereto and each other Item herein is incorporated by reference in answer or partial answer to this Item.

Item 7. Material to be Filed as Exhibits.

The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1	Additional Information (filed herewith)
99.2	Joint Filing Agreement (furnished herewith)
99.3	Support Agreement, dated March 27, 2012, by and among Genesis Opportunity Fund, L.P., Genesis Asset Opportunity Fund, L.P., Genesis Capital Advisors LLC and GlobalOptions Group, Inc. (incorporated herein by reference to Exhibit 10.26 of the Annual Report on Form 10-K filed by the Company on March 30, 2012)
99.4	Registration Rights Agreement, dated March 27, 2012, by and among Genesis Opportunity Fund, L.P., Genesis Asset Opportunity Fund, L.P. and GlobalOptions Group, Inc. (incorporated herein by reference to Exhibit 10.27 of the Annual Report on Form 10-K filed by the Company on March 30, 2012)

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 9, 2012	Genesis Opportunity Fund, L.P.

	By:	Genesis Capital Advisors LLC
	Its:	General Partner

	By:	/s/ Ethan Benovitz
	Name:	Ethan Benovitz
	Title:	Managing Member

Genesis Asset Opportunity Fund, L.P.

	By:	Genesis Capital GP LLC
	Its:	General Partner

	By:	/s/ Ethan Benovitz
	Name:	Ethan Benovitz
	Title:	Managing Member

Genesis Capital Advisors LLC

	By:	/s/ Ethan Benovitz
	Name:	Ethan Benovitz
	Title:	Managing Member

Genesis Capital GP LLC

	By:	/s/ Ethan Benovitz
	Name:	Ethan Benovitz
	Title:	Managing Member

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EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Additional Information (filed herewith)
99.2	Joint Filing Agreement (furnished herewith)
99.3	Support Agreement, dated March 27, 2012, by and among Genesis Opportunity Fund, L.P., Genesis Asset Opportunity Fund, L.P., Genesis Capital Advisors LLC and GlobalOptions Group, Inc. (incorporated herein by reference to Exhibit 10.26 of the Annual Report on Form 10-K filed by the Company on March 30, 2012)
99.4	Registration Rights Agreement, dated March 27, 2012, by and among Genesis Opportunity Fund, L.P., Genesis Asset Opportunity Fund, L.P. and GlobalOptions Group, Inc. (incorporated herein by reference to Exhibit 10.27 of the Annual Report on Form 10-K filed by the Company on March 30, 2012)

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